EXHIBIT 10.36
A.M. Castle & Co.

December 28, 2012

Mr. Blain Tiffany
7311 Heritage Grand Pl.
Bradenton, FL 34212

Re:  Offer of Chief Commercial Officer

Dear Blain:

Per our conversation earlier this month, I would like to formally offer you the position of Chief Commercial Officer (CCO) of A. M. Castle & Co. (the “Company”), effective January 16, 2013.  In this position, you will report directly to me. Below is a summary of the terms of this offer:

Base Salary

The Company will increase your annual base salary to $350,000 paid biweekly, effective January 7, 2013, less applicable taxes, deductions and withholdings. Base salary will be subject to annual review. You will be eligible to receive a merit increase in 2013, as determined by the Human Resources Committee of the Board of Directors.

Sign-on Bonus

In connection with this promotion, you will receive a one-time cash bonus of $20,000, subject to applicable taxes, deductions and withholdings, to be paid in your next regularly scheduled paycheck.

Short-Term Incentive Plan (STIP)

This position is eligible to participate in the Company’s short-term incentive plan which provides the opportunity to earn an annual bonus based on specific performance objectives set annually by the Board of Directors.  For 2013, your target opportunity will be increased to 65% of your annual base salary and your maximum opportunity will be increased to 130% of your annual base salary, subject to approval by the Human Resources Committee of the Board of Directors.

Long-Term Compensation Plan (LTCP)

This position is eligible to participate in the Company’s Long-Term Compensation Plan, which is currently a three year over-lapping plan paid in A. M. Castle & Co. common stock.  The terms and components of the plan are established each year by the Human Resources Committee of the Board of Directors. Under this plan, your target opportunity will be increased to 120% of your annual base salary and your maximum opportunity will be increased to 240% of your annual base salary for 2013.

STIP and LTCP target incentives do not constitute a promise of payment. Your actual payout will depend on achievement of individual and/or Company performance objectives, established annually by the Board, and will be governed by the terms and conditions of the applicable plan documents.  Eligibility for participation in the incentive plans is subject to annual review.  All incentive payouts are subject to applicable taxes, deductions and withholdings.

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Benefits

In this position, you will continue to be eligible to participate in the Company’s medical and other employee benefits, including the Company automobile program, in accordance with the terms of each such plan. Please refer to our benefit plan documents for eligibility and terms of coverage.  Of course, A.M. Castle reserves the right to amend or terminate its benefits at any time.

Upon the earlier of (i) approval by the CEO or (ii) one year from the date of this letter, you will be permitted to be based out of a home office in your Florida residence.  You will not be eligible for home sale or relocation assistance in connection with your change in work location.
Employment At-Will

Please understand that this letter does not constitute a contract of employment for any specific period of time, but will create an employment at-will relationship that may be terminated at any time by you or A.M. Castle, with or without cause and with or without advance notice.

Conclusion

Please let me know if you have any questions regarding the information provided in the letter or any other aspect of your employment at Castle. I look forward to your acceptance of this position on or before Friday, January 11, 2013. Please understand that this offer and the financial terms outlined above are contingent upon Board of Directors approval.

Sincerely,

/s/ Scott J. Dolan
Name: Scott J. Dolan
Title: President & CEO

Offer Acceptance

/s/ Blain A. Tiffany
Name: Blain A. Tiffany
Date: January 11, 2013

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